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SEC FILE NUMBER
8 - 52311

SEC 12062829 ON

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1039 Robinson Road
(No. and Street)

Mohawk	New York	13407
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Bach 315-866-1130
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC Mail Processing Section
OCT 2 5 2012
Washington DC
402

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Richard Bach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westor Capital Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Colleen A. Thomas

Notary Public

COLLEEN A. THOMAS
Notary Public, State of New York
Qualified in Oneida County
Reg. No. 4892888
Commission Expires 5/4/15

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

WESTOR CAPITAL GROUP, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Westor Capital Group, Inc.

We have audited the accompanying statement of financial condition of Westor Capital Group, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westor Capital Group, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company is the subject of various pending regulatory actions by the Financial Industry Regulatory Authority ("FINRA), its regulator, which could result in, among other things, fines or suspension from FINRA. Management's plans with respect to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Roseland, New Jersey
October 3, 2012

WESTOR CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS	
Receivables from clearing brokers	$ 8,802
Customer cash	168,271
Securities owned, at fair value	170,542
Investment banking receivables, net of allowance for doubtful accounts of approximately $30,000	87,967
Furniture, fixtures and equipment, net	1,874
Prepaid expenses and other assets	15,605
Total assets	$ 453,061
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Due to customers	$ 168,271
Accounts payable and accrued expenses	6,503
Bank overdraft	1,377
Note payable	25,000
Total liabilities	201,151
Stockholders' equity	
Common stock, $0.001 par value, authorized 50,000,000 shares, issued and outstanding 1,178,225; Preferred stock par value $0.001, authorized 10,000,000, none issued	1,179
Additional paid-in capital	601,098
Retained earnings (deficit)	(322,923)
Treasury stock, at cost	(27,444)
Total stockholders' equity	251,910
	$ 453,061

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Westor Capital Group, Inc. (the "Company") is a corporation organized under the laws of the state of New York in December 1999. The Company is engaged in providing equity trading and execution for private and institutional customers and investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on October 3, 2012. Subsequent events have been evaluated through this date.

Commissions Receivable and Allowance for Doubtful Accounts

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts. The Company can adjust the allowance based on multiple factors which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition.

Investment Banking Receivables and Allowance for Doubtful Accounts

The Company carries its investment banking receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking receivables and establishes an allowance for doubtful accounts. The Company can adjust the allowance based on multiple factors which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company's allowance for doubtful accounts related to investment banking receivables was approximately $30,000 at December 31, 2011.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

At December 31, 2011, the Company held approximately $173,000 in small cap common stocks, which are level 2 securities.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Securities owned, at fair value may include equity securities and warrants received in connection with investment banking services.

Investment Advisory Income

Investment advisory fees received are recognized as earned on a pro rata basis over the term of the contract.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The stockholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. The Company is included in the consolidated income tax returns filed by its parent, Mohawk Management Corp. Federal and state income taxes are calculated based upon the total consolidated taxable income or loss. In accordance with a tax sharing agreement with the parent, income taxes owed are apportioned to each member of the group based upon its share of the consolidated taxable income. For the year ended December 31, 2011, the Company did not have taxable income.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Going concern consideration

The Company is currently subject to various pending regulatory actions by FINRA, which were initiated subsequent to year end. The pending proceedings involve allegations that the Company (a) violated the customer protection rules, (b) willfully filed false forms and filings, (c) willfully violated net capital requirements, (d) failed to respond to inquiries completely and timely, and (e) carrying customer accounts without obtaining FINRA approval. The Company is also facing suspension from FINRA for filing an annual audit report as of and for the year ended December 31, 2011 which FINRA deems to contain material inaccuracies. The Company has requested a hearing, which has not taken place at this time, regarding this matter. The results of this hearing could result in, among other things, fines or suspension from FINRA. The Company is disputing claims made by FINRA and intends to defend itself vigorously. The uncertainty of the outcome of these events raises substantial doubt about the Company's ability to continue as a going concern. No adjustment has been made in the financial statements to the amounts and classification of assets and liabilities, which could result, should the Company be unable to continue as a going concern.

3. Cash segregated under federal and other regulations

Cash of $16 was segregated under federal regulations for the exclusive benefit of customers. These amounts were insufficient at December 31, 2011, for the Company to meet its responsibility to segregate reserve funds. The aggregate deficiency in segregated funds was $168,255 at December 31, 2011.

4. Property and equipment

Details of property and equipment at December 31, 2011 are as follows:

Office equipment	$	44,830
Furniture and fixtures		20,997
Computer software		5,465
		71,292
Less accumulated depreciation and amortization		69,418
	$	1,874

Depreciation expense was approximately $9,600 for the year ended December 31, 2011.

5. Due to and from customers

Due to and from customers balances include amounts due on cash transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

6. Note payable

At December 31, 2011, the Company had a note payable (the "Note") of $25,000, which was received during February 2011. The Note bears interest at 12% payable on a quarterly basis, and matured during February 2012. The balance was not paid as of the maturity date, however, the Company has continued to make payments on the note subsequent to year end. The Note is personally guaranteed by the Company's CEO.

7. Related party transactions

The Company pays its parent $1,000 per month for rent, which is on a month to month basis. The Company also paid the parent $80,000 in management fees for the year ended December 31, 2011.

8. Stockholders' equity

During 2011, the Company issued 109,633 shares of common stock to its parent in satisfaction of amounts due to the parent for expenses which arose due to the parent during the year. Also during 2011, the Company issued 38,592 shares of common stock to third parties in exchange for $25,000 in cash and approximately $200,000 in publicly traded securities.

9. Regulatory requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $108,000, which was a deficiency of approximately $142,000 from its minimum requirement of $250,000. The Company was also in violation of its net capital requirement at various times during the year. This violation was cured in April 2012. The Company's original FOCUS filing for the period ending December 31, 2011 was filed claiming exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) and accordingly assessed a minimum net capital requirement of $100,000. Management's assertion is that the exemption requirements where met at that date, however, management has voluntarily prepared this financial report as if the Company did not meet this exemption.

As the Company is engaged in providing equity trading and execution for private and institutional customers within the Company's own account, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 4, 2012, the Company was not in compliance with its December 31, 2011 requirements, cash in the amount of $16 has been segregated in a special reserve account for the exclusive benefit of customers which was deficient from the actual requirements by $168,255. The Company was in violation of this requirement at various times during the year. This violation was cured in April 2012. The Company's original FOCUS filing for the period ending December 31, 2011 was filed claiming exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) and accordingly there was no reserve calculation. Management's assertion is that the exemption requirements where met at that date, however, management has voluntarily prepared this financial report as if the Company did not meet this exemption.

During the year, the Company had a lapse in broker blanket bond insurance coverage which was cured in June 2011. Had the Company been filing as a broker with a minimum net capital requirement of $250,000, the insurance purchased would have been in violation of the Company's required minimum coverage of $300,000. The Company had insurance coverage of $25,000 in effect from June 2011 to December 31, 2011. Subsequent to year end, the Company purchased insurance coverage of $120,000, with a deductible of $5,000, which was also in violation of the Company's minimum insurance coverage requirement.

10. Off-balance sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on a cash basis.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

10. Off-balance sheet risk (continued)

The Company introduces all of its securities transactions to clearing brokers on an undisclosed basis. All of the customers' money balances are carried in the Company's custodial account. The long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

11. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

12. Commitments

Operating Leases

Subsequent to the end of the year, the Company entered into three non-cancelable operating leases for certain of its facilities which expire through 2017.

Approximate aggregate future minimum annual rental payments in the years subsequent to December 31, 2011 are as follows:

Year ending December 31,		
2012	$	52,000
2013		52,000
2014		30,000
2015		20,000
2016		20,000
Thereafter		21,000
	$	195,000

13. Subsequent event

On July 31, 2012, Westor Capital Group, Inc. completed a reverse triangular merger wherein Westor Capital Group merged with a subsidiary of United Consortium Ltd., an over-the-counter publicly traded company. The majority holder of Westor, Mohawk Management Corp. became the majority holder of United Consortium Ltd. Each share of Westor Capital Group held by a Westor stockholder was exchanged for 50 shares of United Consortium. This merger has not affected the board of directors or operations of Westor Capital Group. Mr. Richard Bach, the CEO and sole director of Westor Capital Group prior to merger, remains as the CEO and sole director of Westor, and has also become the CEO and director of United Consortium. Westor has notified FINRA of this transaction.